Exhibit 99.2

News release…

Date: 20 July 2005
Ref: PR429g

Second quarter 2005 operations review

•	Most operations continued to produce at, or near, capacity in response to strong demand.

•	Hamersley produced and shipped record volumes of iron ore in the second quarter as commissioning of the major infrastructure expansion progressed. Production of both copper and gold from the Grasberg mine was also significantly higher than in the comparative period of 2004 when the focus was on recovery from the 2003 material slippage.

•	Mining at Kennecott Utah Copper favoured higher molybdenum grade ore to take advantage of the strong market for that product. First half molybdenum production was in excess of full year production for 2004. The scheduled smelter maintenance shut down, which impacted refined copper and gold production, was completed as planned.

•	First half alumina production was 45 per cent higher than the first half of 2004 due to the ramp-up of the new Comalco Alumina Refinery and continued process stability at QAL and Eurallumina. All the aluminium smelters continued to operate at, or close to, capacity.

•	Australian coal production remained constrained by port and rail capacity. The approval of a queue management system at Dalrymple Bay resulted in shorter vessel queues, but only towards the end of the period.

•	An agreement to form a joint venture to develop the Hope Downs iron ore deposits in Western Australia was announced in July 2005. The development of the project will further strengthen Rio Tinto’s position as Australia’s prime supplier of iron ore.

All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE

Rio Tinto share of production (000 tonnes)

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Hamersley	22,846	+24%	+22%	41,501	+21%
Robe River	6,489	-9%	-1%	13,061	+4%
IOC (pellets and concentrate)	2,459	+12%	+22%	4,472	+7%

Demand was strong from all markets throughout the first half of the year and production was at record levels. Brownfield mine expansions at Tom Price, Marandoo and Nammuldi were announced in April 2005 to add to the extensive mine, rail and port expansion, construction of which is now well advanced. In July 2005 an agreement to form a joint venture with Hancock Prospecting for the development of the Hope Downs project was announced. This will further strengthen Rio Tinto’s position as the prime supplier of iron ore from Australia. The new HIsmelt ® direct iron smelting plant entered its commissioning phase in the second quarter of 2005. First hot metal was produced in mid-June.

Hamersley
Hamersley achieved record production and shipments in both the second quarter and the first half of the year. Commissioning of the major port and rail infrastructure expansion has commenced and will continue progressively through the second half of the year.

Robe River
First half production was a record although May shipments were affected by heavy rain at Cape Lambert, and West Angelas production was affected by a planned two week shutdown as part of the expansion of capacity to 25 million tonnes per annum.

Iron Ore Company of Canada
Improved employee productivity under the new collective agreement and improved plant availability resulted in record first half pellet production, nine per cent above the first half of 2004. Concentrate production increased due to mill infrastructure upgrades.

ENERGY

US thermal coal
Rio Tinto share of production (000 tonnes)

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Kennecott Energy	28,916	+0%	-1%	58,156	+3%

Second quarter production was marginally below the first quarter of the year as shipments were disrupted by two train derailments on the main line in May and ongoing railroad maintenance. Increased railroad maintenance is expected to continue through the summer, and possibly later into the year, which will adversely affect Powder River Basin coal shipments.

Approval was given for the expansion of Antelope mine and development of the West Antelope reserves which were recently purchased. At a capital cost of US$87 million, this will facilitate the optimisation of the current facilities and enable production to be increased in line with market demand.

Australian coal
Rio Tinto share of production (000 tonnes)

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Rio Tinto Coal Australia
Hard coking coal	1,952	-7%	+3%	3,855	+17%
Other coal	7,298	-15%	-9%	15,290	-4%

Available port and rail capacity continued to constrain export shipments from the Australian coal operations. A queue management system was successfully implemented at Dalrymple Bay from late April although it was only in the latter part of the period that the vessel queue reduced significantly.

At the port of Newcastle, where a capacity balancing system has been in place for over a year, June sales were affected by longer vessel queues due to producers scheduling of vessels to meet second quarter shipment allocations.

Production volumes reflect both the effects of shipping constraints and the normal variation in line with the mining sequence.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Borates	146	+4%	+20%	268	-2%
Titanium dioxide feedstock	328	+13%	+2%	649	+12%

As in the first quarter of the year, demand in end use markets continued to be robust although Rio Tinto Iron & Titanium’s iron and steel co-product markets softened somewhat in the second quarter. Titanium dioxide feedstock production at QIT and RBM was similar to the first quarter but well above the first half of 2004. QIT’s Upgraded Slag (UGS) expansion continued to ramp up from 250,000 tonnes towards 325,000 tonnes in line with the commissioning schedule. Production of borates returned to normal following unusually wet weather in the first quarter.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Rio Tinto Aluminium
Bauxite	3,674	+10%	+7%	7,117	+12%
Alumina	779	+51%	+10%	1,490	+45%
Aluminium	213.3	+3%	+2%	421.6	+1%

Bauxite production continued to increase following the completion of the NeWeipa mine expansion and the ramp-up of the new Comalco Alumina Refinery which produced 228,000 tonnes in the quarter.

Good process stability at QAL resulted in quarterly production of over one million tonnes for the first time. Production from Eurallumina was in line with the first quarter but marginally below the record levels achieved in the second half of 2004.

All smelters continued to produce at, or close to, capacity.
COPPER

Rio Tinto share of production

	Q2 05	vs Q2 04	vs Q1 05	H1 05	vs H1 04
Kennecott Utah Copper
Mined copper (000 tonnes)	56.7	-11%	-9%	118.8	-6%
Refined copper (000 tonnes)	41.5	-33%	-27%	98.7	-19%
Molybdenum (000 tonnes)	3.3	+250%	-16%	7.1	+181%
Mined gold (000 ozs)	100	+58%	-16%	219	+57%
Refined gold (000 ozs)	76	-1%	-16%	166	+5%

Escondida
Mined copper (000 tonnes)	94.1	-5%	+11%	179.0	-2%

Grasberg JV
Mined copper (000 tonnes)	22.0	+137%	-14%	47.8	+222%
Mined gold (000 ozs)	140	+632%	-12%	300	+1081%

Kennecott Utah Copper
In order to take advantage of the current strong market for molybdenum, mine production was optimised to maximise molybdenum production and so copper concentrate production was lower than in the previous quarters. Both gold and molybdenum grades were significantly above the first half of 2004. Molybdenum production also increased as a result of modifications to the molybdenum circuit at the concentrator. An expansion of the molybdenum plant, which is designed to increase recoveries, was completed in June 2005.

The May smelter maintenance shutdown proceeded as planned with no major issues.

Escondida
Mined copper production was below the second quarter of 2004, but above the first quarter of 2005 reflecting variations in grade due to mine sequencing. Mill throughput continued to be optimised, resulting in improved daily production rates.

Grasberg
Production of both copper and gold was below the first quarter of 2005 as a result of scheduled mine sequencing. Harder ore adversely affected mill rates. Production in the first half of 2005 was significantly above the first half of 2004 when resources were dedicated to recovery from the 2003 material slippage. Rio Tinto’s share of production has been calculated using the adjusted joint venture allocation, known as the metal strip, which was described in the 2004 fourth quarter operations review.

Other
Production at Palabora reached nameplate capacity in the quarter, averaging in excess of 30ktpd for both May and June. Nameplate capacity was also achieved at Northparkes in June.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q205	vs Q2 04	vs Q1 05	H105	vs H1 04
Argyle	9,424	+253%	+9%	18,057	+187%
Diavik	1,509	+11%	+44%	2,558	+12%

Argyle
Production at Argyle continued at normal levels in the second quarter of 2005, substantially above the comparable period of 2004, when lower grade ore was processed as a result of tight mining conditions.

Diavik
Production from Diavik was a quarterly record with higher volumes of ore processed offsetting the effects of lower grades.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2005 was $93 million compared with $72 million in the first half of 2004. Following the presentational changes announced in May 2005, some of this expenditure will be charged against business unit earnings.

Exploration drilling continued on copper targets in Chile, Turkey, Mexico and in the US. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, Australia and Canada. At La Sampala (nickel, Indonesia), scoping studies are underway.

Brownfield exploration is under way at a number of Rio Tinto businesses, with notable efforts to expand resources being made in the Pilbara, at KUC, on the Freeport and Cortez joint ventures, at Greens Creek, and at Northparkes.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). Reflecting the positive progress so far in its evaluation and pilot work at Potasio Rio Colorado, Rio Tinto exercised its option over the Potasio Rio Colorado project in July 2005 to take full ownership of the project.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		HALF YEAR		% CHANGE

		2004	2005	2005	2004	2005	Q2 05	Q2 05	H1 05
		Q2	Q1	Q2	H1	H1	vs	vs	vs
Principal Commodities							Q1 05	Q2 04	H1 04

Alumina	('000 t)	517	710	779	1,030	1,490	10%	51%	45%
Aluminium	('000 t)	207.0	208.3	213.3	417.1	421.6	2%	3%	1%
Borates	('000 t)	141	122	146	275	268	20%	4%	-2%
Coal - hard coking coal	('000 t)	2,101	1,902	1,952	3,301	3,855	3%	-7%	17%
Coal - other Australian	('000 t)	8,597	7,993	7,298	15,885	15,290	-9%	-15%	-4%
Coal - US	('000 t)	28,861	29,240	28,916	56,264	58,156	-1%	0%	3%
Copper - mined	('000 t)	193.4	188.2	190.1	373.4	378.3	1%	-2%	1%
Copper - refined	('000 t)	81.6	77.8	62.0	169.0	139.8	-20%	-24%	-17%
Diamonds	('000 cts)	4,033	9,733	10,985	8,568	20,719	13%	172%	142%
Gold - mined	('000 ozs)	376	460	420	757	881	-9%	12%	16%
Gold - refined	('000 ozs)	77	90	76	158	166	-16%	-1%	5%
Iron ore	('000 t)	28,048	27,618	32,166	51,547	59,784	16%	15%	16%
Titanium dioxide feedstock	('000 t)	291	321	328	577	649	2%	13%	12%

Other Metals & Minerals

Bauxite	('000 t)	3,331	3,443	3,674	6,339	7,117	7%	10%	12%
Lead - mined	('000 t)	8.1	3.4	3.3	18.4	6.7	-1%	-59%	-64%
Molybdenum	('000 t)	0.9	3.9	3.3	2.5	7.1	-16%	250%	181%
Salt	('000 t)	1,257	1,383	1,392	2,390	2,776	1%	11%	16%
Silver - mined	('000 ozs)	3,465	4,020	3,726	7,230	7,746	-7%	8%	7%
Silver - refined	('000 ozs)	768	755	1,138	1,546	1,893	51%	48%	22%
Talc	('000 t)	361	357	363	717	720	2%	0%	0%
Uranium	(tonnes)	1,357	1,593	1,352	2,788	2,945	-15%	0%	6%
Zinc - mined	('000 t)	21.5	10.0	10.4	51.4	20.4	4%	-52%	-60%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Second Quarter 2005 Operations Review	Page 7

RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery (a)	100%	–	–	175	196	228	–	425
Eurallumina	56%	144	155	154	148	150	289	298
Queensland Alumina	39%	373	375	342	366	401	741	767

Rio Tinto total alumina production		517	530	671	710	779	1,030	1,490

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.2	18.9	18.4	18.2	18.2	36.5	36.4
Bell Bay	100%	40.8	38.2	41.2	42.8	43.5	82.6	86.3
Boyne Island	59%	79.7	82.0	79.1	79.5	81.6	160.2	161.1
Tiwai Point	79%	68.3	71.2	70.4	67.8	70.0	137.8	137.8

Rio Tinto total aluminium production		207.0	210.4	209.1	208.3	213.3	417.1	421.6

BAUXITE
Production ('000 tonnes)
Boké (b)	0%	58	–	–	–	–	179	–
Weipa	100%	3,273	3,157	3,333	3,443	3,674	6,160	7,117

Rio Tinto total bauxite production		3,331	3,157	3,333	3,443	3,674	6,339	7,117

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	141	153	137	122	146	275	268

COAL - HARD COKING
Rio Tinto Coal Australia (c) ('000 tonnes)
Hail Creek Coal (d)	82%	1,325	1,376	1,100	1,136	1,223	2,156	2,360
Kestrel Coal	80%	776	693	289	766	729	1,145	1,495

Rio Tinto total hard coking coal production		2,101	2,070	1,389	1,902	1,952	3,301	3,855

COAL - OTHER *
Rio Tinto Coal Australia (c) ('000 tonnes)
Bengalla	30%	462	526	295	433	386	787	819
Blair Athol Coal	71%	2,206	2,169	2,157	1,892	1,789	4,386	3,681
Hunter Valley Operations	76%	2,625	2,671	2,762	2,525	2,292	4,613	4,817
Kestrel Coal	80%	167	173	61	160	227	265	387
Mount Thorley Operations	61%	576	593	573	597	648	983	1,245
Tarong Coal	100%	1,787	1,888	1,651	1,784	1,334	3,464	3,118
Warkworth	42%	774	783	757	602	622	1,386	1,224

Total Australian other coal		8,597	8,803	8,255	7,993	7,298	15,885	15,290

Kennecott Energy ('000 tonnes)
Antelope	100%	6,628	7,152	7,229	6,687	6,788	12,547	13,474
Colowyo	(e)	1,415	1,494	1,412	1,315	1,315	2,882	2,629
Cordero Rojo	100%	8,263	9,023	9,358	9,170	8,736	16,852	17,905
Decker	50%	1,062	1,104	1,235	540	872	1,576	1,412
Jacobs Ranch	100%	8,705	8,833	8,792	9,032	8,188	17,354	17,219
Spring Creek	100%	2,789	2,791	3,046	2,497	3,018	5,054	5,516

Total US coal		28,861	30,398	31,072	29,240	28,916	56,264	58,156

Rio Tinto total other coal production		37,459	39,201	39,327	37,233	36,214	72,149	73,446

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	64.0	63.3	73.9	62.1	56.7	126.5	118.8
Escondida	30%	99.1	87.5	91.8	84.9	94.1	182.9	179.0
Grasberg - FCX (f)	0%	–	–	–	–	–	5.5	–
Grasberg - Joint Venture (f)	40%	9.3	9.2	24.0	25.7	22.0	14.8	47.8
Neves Corvo (g)	0%	11.4	–	–	–	–	23.0	–
Northparkes	80%	4.7	6.0	7.4	8.6	9.5	10.6	18.1
Palabora	49%	4.9	8.7	7.9	6.9	7.7	10.2	14.6

Rio Tinto total mine production		193.4	174.7	204.9	188.2	190.1	373.4	378.3

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	–	–	–	–	–	7.0	–
Escondida	30%	11.4	11.4	11.6	11.4	11.2	22.7	22.5
Kennecott Utah Copper	100%	61.7	63.1	61.6	57.2	41.5	122.0	98.7
Palabora	49%	8.5	8.0	8.0	9.2	9.3	17.3	18.6

Rio Tinto total refined production		81.6	82.5	81.1	77.8	62.0	169.0	139.8

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

Second Quarter 2005 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

DIAMONDS
Production ('000 carats)
Argyle	100%	2,669	5,328	9,011	8,633	9,424	6,282	18,057
Diavik	60%	1,364	1,358	901	1,049	1,509	2,286	2,558
Murowa (h)	78%	–	2	34	51	52	–	104

Rio Tinto total diamond production		4,033	6,688	9,946	9,733	10,985	8,568	20,719

GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	4	5	5	4	4	11	9
Bingham Canyon	100%	59	72	109	115	95	128	210
Cortez/Pipeline	40%	115	105	87	88	110	228	198
Escondida	30%	16	16	15	16	13	34	29
Grasberg - FCX (f)	0%	–	–	–	–	–	14	–
Grasberg - Joint Venture (f)	40%	19	22	35	159	140	25	300
Greens Creek	70%	16	15	14	15	14	32	29
Kelian (i)	90%	73	64	90	31	8	141	38
Lihir (j)	14%	24	22	24	15	E 19	40	E 34
Morro do Ouro (k)	0%	23	24	23	–	–	48	–
Northparkes	80%	15	14	18	10	11	32	21
Rawhide	51%	7	6	6	6	5	14	10
Rio Tinto Zimbabwe (l)	0%	3	–	–	–	–	6	–
Others	–	2	1	1	2	2	4	3

Rio Tinto total mine production		376	367	428	460	420	757	881

Refined production ('000 ounces)
Kennecott Utah Copper	100%	77	74	68	90	76	158	166

IRON ORE
Production ('000 tonnes)
Channar	60%	1,516	1,623	1,312	1,524	1,311	2,920	2,835
Corumbá	100%	306	352	375	377	372	574	749
Eastern Range	(m)	645	1,050	1,272	1,295	1,831	648	3,126
Hamersley	100%	16,273	17,140	17,587	15,836	19,704	30,680	35,540
Iron Ore Company of Canada (n)	59%	2,199	315	2,058	2,014	2,459	4,169	4,472
Robe River	53%	7,110	6,828	6,299	6,572	6,489	12,557	13,061

Rio Tinto total mine production		28,048	27,307	28,903	27,618	32,166	51,547	59,784

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.9	3.4	3.4	3.4	3.3	7.2	6.7
Zinkgruvan (o)	0%	4.2	–	–	–	–	11.2	–

Rio Tinto total mine production		8.1	3.4	3.4	3.4	3.3	18.4	6.7

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	0.9	1.5	2.8	3.9	3.3	2.5	7.1

NICKEL
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (l)	0%	648	–	–	–	–	1,619	–

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,257	1,271	1,131	1,383	1,392	2,390	2,776

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	785	947	1,121	1,140	1,050	1,515	2,190
Escondida	30%	482	404	427	434	439	893	872
Grasberg - FCX (f)	0%	–	–	–	–	–	79	–
Grasberg - Joint Venture (f)	40%	53	135	583	118	249	66	366
Greens Creek	70%	1,584	1,813	1,664	2,120	1,797	3,344	3,916
Zinkgruvan (o)	0%	225	–	–	–	–	651	–
Others	–	336	270	235	209	193	682	402

Rio Tinto total mine production		3,465	3,569	4,031	4,020	3,726	7,230	7,746

Refined production ('000 ounces)
Kennecott Utah Copper	100%	768	854	944	755	1,138	1,546	1,893

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10. E = Estimated number.

Second Quarter 2005 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	361	371	354	357	363	717	720

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	38	–	–	–	–	59	–

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	291	296	319	321	328	577	649

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	751	931	1,026	1,001	855	1,560	1,856
Rössing	69%	607	679	549	592	497	1,228	1,089

Rio Tinto total uranium production		1,357	1,610	1,575	1,593	1,352	2,788	2,945

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.0	10.7	11.7	10.0	10.4	21.7	20.4
Zinkgruvan (o)	0%	10.5	–	–	–	–	29.7	–

Rio Tinto total mine production		21.5	10.7	11.7	10.0	10.4	51.4	20.4

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. See footnotes below.

Production data notes

(a)	Comalco Alumina Refinery started production in the fourth quarter of 2004.
(b)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(c)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.
(d)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(h)	Ore mining and processing at Murowa commenced during the third quarter of 2004.
(i)	Kelian ceased processing ore on the 7 February 2005 and the final gold pour was on 27 May 2005.
(j)	Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the second quarter of 2005. The actual second quarter production, which may be different from the figure in this report, will be announced by Lihir Gold on 28 July 2005. The estimate in this report is based on the indicative second quarter 2005 production as previously disclosed in the Lihir Gold Limited First Quarter Mining and Exploration Report (published 26 April 2005).
(k)	Rio Tinto sold its interest in Morro do Ouro on the 31 December 2004. Production data are shown up to the date of sale.
(l)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(m)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(n)	Rio Tinto sold its 19% of the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(o)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 June 2005.

Second Quarter 2005 Operations Review	Page 10

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,273	3,157	3,333	3,443	3,674	6,160	7,117
Metal grade bauxite shipments ('000 tonnes)		2,861	3,213	3,242	3,466	3,472	5,842	6,938
Calcined bauxite production ('000 tonnes)		36	45	44	32	150	80	182

Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		2,961	–	–	–	–	5,773	–

Comalco Alumina Refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		–	–	175	196	228	–	425

Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		256	275	274	264	267	515	531

Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		966	971	887	948	1,038	1,920	1,986

Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.6	37.2	36.1	35.6	35.8	71.5	71.3

Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		40.8	38.2	41.2	42.8	43.5	82.6	86.3

Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		134.3	135.8	135.8	132.5	136.1	269.0	268.5

Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		86.0	88.7	88.6	85.4	87.7	173.0	173.1

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		218.5	208.5	210.2	196.7	215.3	422.0	412.0

(a)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(b)	Comalco Alumina Refinery started production in the fourth quarter of 2004.

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		141	153	137	122	146	275	268

(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COAL

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,628	7,152	7,229	6,687	6,788	12,547	13,474
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,415	1,494	1,412	1,315	1,315	2,882	2,629
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,263	9,023	9,358	9,170	8,736	16,852	17,905
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		2,123	2,209	2,471	1,080	1,745	3,151	2,825
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,705	8,833	8,792	9,032	8,188	17,354	17,219
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,789	2,791	3,046	2,497	3,018	5,054	5,516

Total coal production ('000 tonnes)		29,923	31,503	32,307	29,780	29,789	57,839	59,568

Total coal sales ('000 tonnes)		29,923	31,503	32,307	29,780	29,789	57,839	59,568

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COAL (continued)

Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,525	1,737	975	1,430	1,274	2,600	2,704
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		3,097	3,045	3,027	2,655	2,512	6,157	5,167
Hail Creek Coal mine (b)	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		1,441	1,496	1,264	1,386	1,492	2,344	2,878
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,738	2,838	3,340	2,765	2,497	4,993	5,262
Semi-soft coking coal production ('000 tonnes)		729	689	308	570	530	1,100	1,101
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		209	216	76	200	283	331	483
Hard coking coal production ('000 tonnes)		970	867	361	957	912	1,431	1,869
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		710	722	817	718	612	1,224	1,330
Semi-soft coking coal production ('000 tonnes)		240	258	129	268	458	398	725
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,787	1,888	1,651	1,784	1,334	3,464	3,118
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,394	1,381	1,560	1,380	1,335	2,611	2,715
Semi-soft coking coal production ('000 tonnes)		447	479	239	50	145	684	195

Total hard coking coal production ('000 tonnes)		2,410	2,363	1,625	2,343	2,403	3,775	4,746

Total hard coking coal sales ('000 tonnes)		1,605	2,226	1,734	1,973	2,312	2,904	4,285

Total other coal production ('000 tonnes) (c)		12,877	13,254	12,122	11,821	10,979	23,563	22,800

Total other coal sales ('000 tonnes) (d) (e)		12,744	13,249	11,526	12,409	10,813	24,005	23,222

Total coal production ('000 tonnes)		15,287	15,616	13,748	14,164	13,382	27,338	27,547

Total coal sales ('000 tonnes)		14,349	15,475	13,260	14,382	13,126	26,909	27,507

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,412	1,948	1,481	1,608	1,881	2,559	3,489

Share of other coal sales ('000 tonnes) (d) (e)		8,572	8,882	7,767	8,306	7,241	16,155	15,547

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(c)	Other coal production includes thermal coal and semi-soft coking coal.
(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		21,197	20,637	20,925	19,913	21,725	40,816	41,638
Average copper grade (%)		1.61	1.47	1.47	1.41	1.51	1.55	1.46
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		284.2	256.8	265.1	241.1	277.8	523.8	519.0
Contained gold ('000 ounces)		55	53	51	55	44	113	98
Contained silver ('000 ounces)		1,606	1,347	1,424	1,446	1,462	2,976	2,908

Oxide ore treated ('000 tonnes)		4,186	3,996	4,282	4,236	4,218	7,365	8,455
Average copper grade (%)		1.10	0.87	0.96	0.99	0.85	1.16	0.92
Contained copper in leachate/mined material ('000 tonnes)		46	35	41	42	36	86	78

Refined production:
Oxide plant production ('000 tonnes)		37.9	38.0	38.5	37.9	37.2	75.6	75.1

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		14,946	17,845	21,142	17,946	19,271	28,763	37,217
Average mill head grades:
Copper (%)		0.82	0.83	1.17	1.14	0.98	0.67	1.06
Gold (g/t)		0.95	0.79	1.20	1.62	1.43	0.69	1.52
Silver (g/t)		4.01	3.74	4.32	5.26	4.54	3.57	4.89
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		107.7	129.7	223.1	183.5	164.1	163.5	347.6
Gold in concentrates ('000 ounces)		395	370	684	788	750	531	1,537
Silver in concentrates ('000 ounces)		1,143	1,199	1,956	1,805	1,576	1,882	3,380

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		101.7	127.9	213.1	173.0	164.4	154.6	337.4
Gold in concentrates ('000 ounces)		370	372	652	743	759	500	1,502
Silver in concentrates ('000 ounces)		862	943	1,490	1,358	1,257	1,425	2,614

(a) See note (f) on page 10 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		–	–	–	–	–	187.1	–
Copper anodes produced ('000 tonnes) (c)		–	–	–	–	–	57.5	–
Copper cathodes produced ('000 tonnes)		–	–	–	–	–	58.4	–
Copper cathode sales ('000 tonnes) (d)		–	–	–	–	–	50.8	–

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		2,134	2,057	2,141	826	–	4,253	826
Average ore grades:
Gold (g/t)		1.84	1.56	2.15	1.68	–	1.71	1.68
Silver (g/t)		4.12	3.90	4.61	2.29	–	4.03	2.29
Production:
Gold ('000 ounces)		81	71	100	34	8	157	43
Silver ('000 ounces)		52	93	86	27	4	117	32
Sales:
Gold ('000 ounces)		70	76	19	90	10	183	100
Silver ('000 ounces)		–	–	–	–	304	148	304

(a) Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		760	794	759	823	868	1,541	1,690
Leached ('000 tonnes)		7,110	9,673	8,619	8,021	5,962	16,357	13,983
Sold for roasting ('000 tonnes)		111	107	109	42	72	207	114
Average ore grade: gold
Milled (g/t)		6.43	5.31	3.82	4.78	5.62	6.28	5.21
Leached (g/t)		0.73	0.70	0.66	0.67	0.60	0.75	0.64
Sold for roasting (g/t)		6.21	6.90	7.95	7.26	6.52	6.07	6.79
Gold produced ('000 ounces)		288	264	217	220	274	571	495

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		177	182	189	168	178	359	346
Average ore grades:
Gold (g/t)		6.21	5.43	4.95	5.46	5.22	6.03	5.34
Silver (g/t)		560	619	533	735	608	566	670
Zinc (%)		11.9	11.1	10.9	10.8	10.5	11.3	10.7
Lead (%)		4.6	3.9	3.9	4.3	4.1	4.2	4.2
Metals produced in concentrates:
Gold ('000 ounces)		23	21	20	21	20	45	41
Silver ('000 ounces)		2,254	2,580	2,368	3,016	2,557	4,759	5,573
Zinc ('000 tonnes)		15.6	15.3	16.6	14.2	14.7	30.9	29.0
Lead ('000 tonnes)		5.6	4.8	4.8	4.8	4.7	10.2	9.5

Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		13	11	12	11	9	27	20
Silver ('000 ounces)		122	111	121	103	88	230	191

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		4	5	5	4	4	11	9

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,054	11,943	12,219	11,664	11,757	21,551	23,421
Average ore grade:
Copper (%)		0.62	0.58	0.67	0.60	0.53	0.63	0.56
Gold (g/t)		0.23	0.26	0.38	0.42	0.35	0.25	0.38
Silver (g/t)		2.81	2.95	3.60	3.75	3.36	2.78	3.55
Molybdenum (%)		0.019	0.028	0.055	0.063	0.057	0.023	0.060
Copper concentrates produced ('000 tonnes)		277	276	291	243	231	539	475
Average concentrate grade (% Cu)		23.1	22.8	25.3	25.5	24.4	23.5	25.0
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		64.0	63.3	73.9	62.1	56.7	126.5	118.8
Gold ('000 ounces)		59	72	109	115	95	128	210
Silver ('000 ounces)		785	947	1,121	1,140	1,050	1,515	2,190
Molybdenum concentrates produced ('000 tonnes):		1.8	2.8	5.3	7.1	6.3	4.8	13.3
Molybdenum in concentrates ('000 tonnes)		0.9	1.5	2.8	3.9	3.3	2.5	7.1
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		301	288	229	217	224	580	442
Copper anodes produced ('000 tonnes) (c)		64.3	66.1	54.8	50.4	43.1	118.7	93.5
Production of refined metal:
Copper ('000 tonnes)		61.7	63.1	61.6	57.2	41.5	122.0	98.7
Gold ('000 ounces) (d)		77	74	68	90	76	158	166
Silver ('000 ounces) (d)		768	854	944	755	1,138	1,546	1,893

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,157	1,270	1,306	1,300	1,360	2,432	2,660
Average ore grades:
Copper (%)		0.71	0.75	0.93	1.06	0.97	0.75	1.01
Gold (g/t)		0.68	0.66	0.59	0.46	0.43	0.71	0.44

Copper concentrates produced ('000 tonnes)		16.6	21.7	25.5	30.2	33.7	35.8	63.8

Contained copper in concentrates:
Saleable production ('000 tonnes)		5.9	7.5	9.3	10.7	11.9	13.2	22.6
Sales ('000 tonnes) (a)		7.2	3.1	6.9	9.4	9.8	10.0	19.2

Contained gold in concentrates:
Saleable production ('000 ounces)		18.7	17.2	22.5	12.5	13.4	39.7	25.9
Sales ('000 ounces) (a)		21.7	11.4	18.1	15.5	9.0	30.4	24.6

(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		1,897	2,345	2,314	2,156	2,459	3,998	4,615
Average ore grade: copper (%)		0.74	0.75	0.73	0.72	0.71	0.75	0.71
Copper concentrates produced ('000 tonnes)		35.4	64.2	52.2	48.0	48.4	71.3	96.4
Average concentrate grade: copper (%)		28.3	27.7	30.6	29.3	32.2	29.0	30.8
Copper in concentrates ('000 tonnes)		10.0	17.8	16.0	14.1	15.6	20.7	29.7
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		68.0	59.0	67.0	75.2	71.7	127.4	147.0
New copper anodes produced ('000 tonnes)		19.7	14.4	17.3	20.0	19.4	35.5	39.3
Refined new copper produced ('000 tonnes)		17.2	16.2	16.2	18.7	19.0	35.1	37.7
By-products:
Magnetite concentrate ('000 tonnes)		160	144	165	201	189	265	390
Refined nickel sulphate (tonnes)		37	36	41	34	57	90	91
Vermiculite plant
Vermiculite produced ('000 tonnes)		51.5	52.7	50.8	48.1	53.6	89.9	101.7

Rio Tinto Brasil Limitada
Morro do Ouro mine (a)	0.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,271	4,409	4,163	–	–	8,770	–
Average ore grade: gold (g/t)		0.46	0.44	0.46	–	–	0.45	–
Refined gold produced ('000 ounces)		45	48	46	–	–	95	–

(a) Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

Rio Tinto Zimbabwe (a)
Renco mine	0.0%
Zimbabwe
Ore treated ('000 tonnes)		85	–	–	–	–	146	–
Average ore grade: gold (g/t)		3.43	–	–	–	–	3.30	–
Total gold produced ('000 ounces)		6	–	–	–	–	11	–

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		430	–	–	–	–	878	–
of which, treated to extract tin ('000 tonnes)		8	–	–	–	–	13	–
Average ore grades:
Copper (%)		6.07	–	–	–	–	6.04	–
Tin (%)		1.80	–	–	–	–	1.93	–
Copper production:
Copper concentrates produced ('000 tonnes)		98.3	–	–	–	–	198.3	–
Copper concentrate grade: copper (%)		23.6	–	–	–	–	23.7	–
Copper in concentrates produced ('000 tonnes)		23.2	–	–	–	–	46.9	–
Tin production:
Tin concentrates produced ('000 tonnes)		0.1	–	–	–	–	0.2	–
Tin concentrate grade: tin (%)		67.1	–	–	–	–	65.9	–
Tin in concentrates produced ('000 tonnes)		0.1	–	–	–	–	0.1	–

(a)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b)	Total ore treated for both copper and tin production.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 17

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,424	2,468	2,618	2,342	2,358	4,490	4,700
AK1 diamonds produced ('000 carats)		2,669	5,328	9,011	8,633	9,424	6,282	18,057

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		541	560	455	493	650	935	1,143
Diamonds recovered ('000 carats)		2,273	2,263	1,502	1,749	2,515	3,810	4,264

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed ('000 tonnes)		–	4	27	29	28	–	57
Diamonds recovered ('000 carats)		–	3	44	66	67	–	133

(a) Ore mining and processing commenced during the third quarter of 2004.

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	100.0%	16,273	17,140	17,587	15,836	19,704	30,680	35,540
Channar	60.0%	2,526	2,705	2,187	2,540	2,185	4,867	4,725
Eastern Range	(a)	645	1,050	1,272	1,295	1,831	648	3,126

Total production ('000 tonnes)		19,443	20,895	21,046	19,671	23,720	36,194	43,392

Total sales ('000 tonnes) (b)		18,112	19,822	20,913	20,024	21,885	35,776	41,909

(a) Rio Tinto owns 54% of the Eastern Range mine which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		608	0	155	307	745	1,070	1,052
Pellets ('000 tonnes)		3,137	536	3,349	3,122	3,442	6,029	6,564
Sales:
Concentrate ('000 tonnes)		537	238	432	204	612	968	816
Pellets ('000 tonnes)		3,408	1,844	2,517	2,344	3,326	5,480	5,670

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		306	352	375	377	372	574	749

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		8,437	7,643	7,610	7,333	7,574	14,717	14,907
Sales ('000 tonnes)		7,014	7,602	9,260	7,939	7,118	14,340	15,057
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		4,978	5,240	4,276	5,067	4,670	8,974	9,737
Sales ('000 tonnes)		3,937	5,784	4,764	4,932	4,469	8,678	9,401

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 18

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2004	2004	2004	2005	2005	2004	2005

NICKEL

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		1,156	–	–	–	–	2,889	–

(a) As a result of the corporate restructuring completedon 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,936	1,957	1,742	2,130	2,144	3,681	4,274

TALC

The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		361	371	355	357	363	717	720

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		291	296	319	321	328	577	649

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,098	1,362	1,500	1,464	1,250	2,281	2,714

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		885	990	801	863	725	1,791	1,587

ZINC

Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		139	–	–	–	–	335	–
Average ore grades:
Zinc (%)		8.1	–	–	–	–	9.6	–
Lead (%)		3.6	–	–	–	–	3.9	–
Silver (g/t)		77	–	–	–	–	86	–
Production of zinc concentrate ('000 tonnes)		18.7	–	–	–	–	53.5	–
Production of lead concentrate ('000 tonnes)		5.9	–	–	–	–	15.8	–

Production of metal in concentrates:
Zinc ('000 tonnes)		10.5	–	–	–	–	29.7	–
Lead ('000 tonnes)		4.2	–	–	–	–	11.2	–
Silver ('000 ounces)		225	–	–	–	–	651	–

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 30 June 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2005 Operations Review	Page 19

		Page

Gold (continued)

Morro do Ouro	Brazil	17
Northparkes	Australia	16
Rio Tinto Zimbabwe:		17
-Renco	Zimbabwe	17

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
-Brockman	Australia	18
-Channar	Australia	18
-Eastern Range	Australia	18
-Marandoo	Australia	18
-Mt Tom Price	Australia	18
-Paraburdoo	Australia	18
-Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	15
-Greens Creek	US	15
Zinkgruvan	Sweden	19

Molybdenum

Bingham Canyon	US	16

Nickel

Empress refinery	Zimbabwe	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	16
Escondida	Chile	14
Grasberg	Indonesia	14
Greens Creek	US	15
Zinkgruvan	Sweden	19

Talc

Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and
smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	19
-Ranger	Australia	19
Rössing	Namibia	19

Second Quarter 2005 Operations Review	Page 20